

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2025

Jonathan Bates
Chief Executive Officer
Bitmine Immersion Technologies, Inc.
10845 Griffith Peak Drive, #2
Las Vegas , NV 89135

> **Re: Bitmine Immersion Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 21, 2025**
> **File No. 333-284361**

Dear Jonathan Bates:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cover Page

2. We note your disclosure that your offering of common shares will be at an "assumed public offering price." Please revise to state the price of the securities to the public and clarify whether it will be fixed for the duration of the offering. If you are not able to state a price, explain the method by which the price is to be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K for guidance.

3.   We note your disclosure on page 104, under the heading Principal Stockholders, that your CEO, Jonathan Bates, controls 52.6% of your common stock and that your directors and executive officers, as a group, control 74.0% of your common stock. Please advise as to whether you anticipate being a "controlled company," as defined by the rules of the exchange upon which you plan to list your shares, upon the completion of this offering, and provide appropriate disclosure on the prospectus cover page, prospectus summary and risk factors to the extent appropriate. In this regard, we note your risk factor disclosure on page 40. If applicable, please also clarify whether you will avail yourself of any controlled company exemptions to the relevant exchange's corporate governance rules.

Risk Factors
Risks Related to Ownership of Our Common Stock
An active trading market for our common stock may never develop or be sustained, page 39

4.   Your cover page disclosure indicates that the listing of your common stock on a national securities exchange or trading market is a condition to this offering. If so, please reconcile your disclosure here to indicate that your offering is contingent upon such listing.

Exercise or conversion of warrants and other convertible securities, page 43

5.   Please revise this risk factor to disclose the number of shares of common stock the shares of Series A Convertible Preferred Stock and the shares of Series B Convertible Preferred Stock are convertible into on both a pre and post-split basis.

Use of Proceeds, page 56

6.   Please tell us whether a material part of the proceeds of this offering will be used to discharge your indebtedness to IDI. If so, please revise to disclose the interest rate and maturity of such indebtedness. Additionally, describe the use of the proceeds of such indebtedness, or advise. Refer to Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Related Party Transactions
Line of Credit from IDI, page 73

7.   Please expand your disclosure related to the line of credit from IDI to disclose the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount of principal paid during the periods for which disclosure is provided, and the amount of interest paid during the period for which disclosure is provided. Please make corresponding revisions to your risk factor disclosure on page 44.

Principal Stockholders, page 104

8.   Please revise your disclosure to also show the beneficial ownership information after the completion of the offering. We also note that you intend to effectuate a Reverse Split immediately following the effective date of the registration statement but prior to the closing of this offering. Please clarify if the information presented in this section reflects the Reverse Split.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at 202-551-3811 or David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Lynne Bolduc, Esq.